Exhibit 99.1




                                                              March 29, 2002




Securities and Exchange Commission
450 Fifth Street, NW
Washington, DC 20549 Ladies and Gentlemen:

     Arthur Andersen LLP has represented to Glyko Biomedical Ltd. by letter dated March 28, 2002, that its audit of the financial statements of Glyko Biomedical Ltd. as of December 31, 2001 was subject to Andersen's quality control system for its U.S. accounting and auditing practice to provide reasonable assurance that the engagement was conducted in compliance with professional standards and that there was appropriate continuity of Andersen personnel working on the audit, availability of national office consultation and availability of personnel at foreign affiliates of Andersen to conduct the relevant portions of the audit.
Very truly yours,

Glyko Biomedical Ltd.

By: /s/ John A. Kolada
   --------------------------------------------------
Name:  John A. Kolada
Title: Director and Secretary